

October 7, 2010

Scott M. Colosi
Chief Financial Officer
Texas Roadhouse, Inc.
6040 Dutchman Lane, Suite 200
Louisville, Kentucky 40205

> **Re:** **Texas Roadhouse, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2009**
> **Filed on February 26, 2010**
> **File No. 000-50972**

Dear Mr. Colosi:

We have reviewed your response letter dated September 28, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Restaurant Sales, Page 36

1. We note your response to our prior comment two. However it appears that you only partially addressed our previous comment and as such we reissue our comment. You disclose that "Comparable Restaurant Sales Growth" is a key measure that management uses to evaluate the company. We note that the trend in this key driver has been continually decreasing in the last five fiscal years as disclosed in Selected Operating Data in Item 6 on page 36. Specifically, the comparable restaurant sales growth went from a 5.6% growth rate to a (2.8)% decline in growth over the last five year period with the

company experiencing a decline in each of the last two fiscal years.   It appears to us that you only addressed the decline in comparable restaurant sales for the past two years (2009 & 2008) based on your discussion of the worsening of economic conditions particularly unemployment. Please significantly expand your disclosure to discuss the trends associated with this key metric including the reasons for the significant decline in this performance measure during each of the last five years. Please provide us with a copy of your intended revised disclosure.

Liquidity and Capital Resources, page 40

Contractual Obligations, page 43

2.   We note your response to our prior comment three. However it appears that you only partially addressed our previous comment and as such we reissue our comment. In including interest payments on your variable rate revolving credit facility in the contractual obligations table, please expand note 1 to disclose how the revolving credit facility balance was determined for purposes of calculating the interest payments (i.e., year-end balance outstanding or weighted average balance outstanding during the year or other) and what interest rate was used and how it was determined. Additionally, we note that you refer to a portion of you revolving credit facility that is covered by interest rate swaps ($50.0 million) and a portion that is not covered by interest rate swaps ($27.0 million), however the sum of these two pieces does not sum to the total amount outstanding under your revolving credit facility of $99.0 million. Please advise. Please provide us with a copy of your intended revised disclosure.

        You may contact Aamira Chaudhry at 202-551-3389 or Joe Foti at 202-551-3816 for questions regarding the financial statements and related matters. You may also contact me at 202-551-3380.

                        Sincerely,

                        Lyn Shenk
                        Branch Chief